UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 000-50351

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Genesis HealthCare Corporation 401(k)

Plan for Collective Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genesis HealthCare Corporation

101 East State Street

Kennett Square, PA 19348

(610) 444-6350

Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining Unit Employees Financial Statements, Supplemental Schedule and Exhibits.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3:	Not applicable under ERISA filing.

Item 4:	Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

Back to Contents

Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants

Genesis HealthCare Corporation 401(K) Plan for Collective

Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan for Collective Bargaining Unit Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 26, 2006

Back to Contents

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004

Investments, at fair value	$4,765,226	2,638,878
Participant loans	462,719	218,580
Employer’s contributions receivable	197,989	95,564
Participant contributions receivable	47,645	14,902
Total assets	5,473,579	2,967,924
Net assets available for benefits	$5,473,579	2,967,924

See accompanying notes to financial statements.

Back to Contents

GENESIS HEALTHCARE CORPORATION

401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest and dividends	$152,921	61,891
Net appreciation in fair value of investments	114,873	122,629
Contributions:
Employer	197,989	94,984
Participants	765,927	384,260
Rollovers	9,945	136
Transfers from affiliated plans	1,738,225	1,217,468
Total additions	2,979,880	1,881,368

Deductions from net assets attributed to:
Benefit payments	432,679	83,979
Administrative expenses	23,965	8,549
Transfers to affiliated plans	17,581	53,999
Total deductions	474,225	146,527
Net increase	2,505,655	1,734,841

Net assets available for benefits:
Beginning of period	2,967,924	1,233,083
End of period	$5,473,579	2,967,924

See accompanying notes to financial statements.

Back to Contents

Genesis Healthcare Corporation

401(k) Plan for Collective Bargaining Unit Employees

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation 401(k) Plan for Collective Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation when they have been credited with at least 500 hours of service in their first six months or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan trustee is Wachovia Bank N.A. (see also note 7 – Party-in-Interest Transactions).

(b) Contributions

Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant’s compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant’s pre-tax contributions up to 3.0% of such participant’s compensation.

Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $14,000 and $13,000 for 2005 and 2004, respectively. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2005 and 2004, the catch-up contribution limitation was $4,000 and $3,000, respectively.

(c) Participant Accounts

Although Plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Back to Contents

Genesis Healthcare Corporation

401(k) Plan for Collective Bargaining Unit Employees

Notes to Financial Statements

December 31, 2005 and 2004

(d) Vesting

Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contributions and earnings and losses thereon is based upon years of continuous service as follows:

Percentage
Years of service	vested

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Years of service for participants is based on date of hire with the Company.

(e) Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and their designated beneficiary.

Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

Non-vested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

(f) Participant Loans

Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.00% to 7.50% as of December 31, 2005.

(g) Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans.

(2)	Summary of Significant Accounting Policies

(a) Basis of Financial Statement Preparation

The Plan’s financial statements are prepared on the accrual basis of accounting.

Back to Contents

Genesis Healthcare Corporation

401(k) Plan for Collective Bargaining Unit Employees

Notes to Financial Statements

December 31, 2005 and 2004

(b) Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2005 and 2004, the common stock funds held shares of common stock of either NeighborCare, Inc. (2004 only) or Genesis HealthCare Corporation (Company common stock) and a money market or cash account. The shares of Company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2005 and 2004 was $1,707 and $786, respectively.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d) Plan Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. All Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

(e) Benefits to Participants

Benefit payments to participants are recorded upon distribution.

(3)	Forfeitures

The employer contributions for the 2005 and 2004 plan years were made subsequent to Plan year-end, and were offset by nonvested forfeiture accounts. As of December 31, 2005 and 2004, forfeiture accounts used for the reduction of such employer contributions were $1,821 and $1,917, respectively.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company’s matching contributions.

Back to Contents

Genesis Healthcare Corporation
401(k) Plan for Collective Bargaining Unit Employees

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Investments

A participant may direct contributions in any of the investment options in increments of 1%.

Plan investments as of December 31, 2005 and 2004 were as follows:

	2005	2004

AIM Basic Value Fund	$-	3,002
American Century Small Company Fund AT	9,111	3,113
American Century Small Company Fund/ADV	23,983	9,177
American Funds Growth Fund of America *	559,266	306,731
Artisan Small Cap Fund AT	1,444	662
Dreyfus Mid Cap Index Fund	56,412	22,608
Evergreen Emerging Market Growth Fund I AT	6,563	3,252
Evergreen International Bond Fund I AT	21,674	30,557
Evergreen International Equity Fund I AT	33,413	19,864
Evergreen Strategic Growth Fund I AT	53,583	30,866
Federated Capital Preservation Fund *	1,045,566	486,091
Harbor Small Cap Value Fund AT	3,072	35
Merrill Lynch Large Cap Fund	7,996	-
Pimco High Yield Fund I AT	34,677	37,229
T. Rowe Price Equity Income Fund AT	74,850	42,061
Templeton Growth Fund *	519,467	228,535
Thornburg International Value Fund	191	-
Vanguard Wellington Fund *	1,494,574	894,723
WBNA Diversified Bond Group Trust Fund AT	79,497	190,294
WBNA Diversified Bond Group Trust Fund *	280,388	33,474
WBNA Enhanced Stock Market Fund AT	25,570	239,370
WBNA Enhanced Stock Market Fund *	394,471	9,296
WBNA Stable Investment Fund AT	5,438	35,172
Genesis HealthCare Corporation Stock Fund	34,020	8,812
NeighborCare Stock Fund	-	3,954
	$4,765,226	2,638,878

Represents 5% or more of the net assets of the Plan.

Back to Contents

Genesis Healthcare Corporation
401(k) Plan for Collective Bargaining Unit Employees

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated or (depreciated) in value by $114,873 and $122,629, respectively, as follows:

	2005	2004

Mutual Funds	$87,357	47,758
Common Funds	30,115	71,037
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	(3,0880)	2,112
NeighborCare Stock Fund
	489	1,722
	$114,873	122,629

(6)	Income Taxes

A determination letter has not been received for the Plan. The Company believes that the Proto-type Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the Company believes that the Plan is qualified, and related trust is tax exempt as of the financial statement date.

(7)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Artisan Small Cap Fund for Advice Track, the Evergreen Emerging Markets Growth Fund I for Advice Track, the Evergreen International Bond Fund I for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund I for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A., the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in the Genesis HealthCare Corporation Stock Fund invest in shares of the Plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $18,758 and $8,490 of administrative fees for Wachovia’s trustee and record-keeping services in 2005 and 2004, respectively, which are included in administrative expenses in the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

Back to Contents

Genesis Healthcare Corporation
401(k) Plan for Collective Bargaining Unit Employees

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, from the financial statements to the Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$5,473,579	2,967,924
Employer and participant receivables	(245,634)	(110,466)
Net assets available for benefits per the Form 5500	$5,227,945	2,857,458

The following is a reconciliation of contributions for the years ended December 31, 2005 and 2004 from the financial statements to the Form 5500:

	2005	2004

Employee and employer contributions per the financial statements	$963,916	479,244
Change in employer and participant receivables	(135,168)	(25,477)
Employee and employer contributions per the Form 5500	$828,748	453,767

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Back to Contents

Schedule 1

GENESIS HEALTHCARE CORPORATION 401(k) PLAN

FOR COLLECTIVE BARGAINING UNIT EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Description of	Shares or	Current
Identity of issue	investments	face amount	value

American Century Small Company Fund for Advice Track *	Fund	734	$9,111
American Century Small Company Fund/ADV	Fund	2,475	23,983
American Funds Growth Fund of America	Fund	18,337	559,266
Artisan Small Cap Fund for Advice Track *	Fund	127	1,444
Dreyfus Mid Cap Index Fund	Fund	2,019	56,412
Evergreen Emerging Market Growth Fund I for Advice Track *	Fund	323	6,563
Evergreen International Bond Fund I for Advice Track *	Fund	1,922	21,674
Evergreen International Equity Fund I for Advice Track *	Fund	2,001	33,413
Evergreen Strategic Growth Fund I for Advice Track *	Fund	4,349	53,583
Federated Capital Preservation Fund	Fund	84,739	1,045,566
Harbor Small Cap Value Fund for Advice Track *	Fund	188	3,072
Merrill Lynch Large Cap Fund	Fund	474	7,996
Pimco High Yield Fund I for Advice Track *	Fund	2,900	34,677
T. Rowe Price Equity Income Fund for Advice Track *	Fund	5,625	74,850
Templeton Growth Fund	Fund	22,645	519,467
Thornburg International Value Fund	Fund	8	191
Vanguard Wellington Fund	Fund	49,245	1,494,574
WBNA Diversified Bond Group Trust Fund for Advice Track *	Fund	7,479	79,497
WBNA Diversified Bond Group Trust Fund *	Fund	6,998	280,388
WBNA Enhanced Stock Market Fund for Advice Track *	Fund	1,961	25,570
WBNA Enhanced Stock Market Fund *	Fund	4,646	394,471
WBNA Stable Investment Fund for Advice Track *	Fund	511	5,438
Genesis HealthCare Corporation Stock Fund*	Stock fund	2,113	34,020
Participant loans (interest rates range from 4.00% to 7.50%)*	Loan agreements		462,719
			$5,227,945

*	Party-in-interest transactions.

Back to Contents

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GENESIS HEALTHCARE CORPORATION 401(k) PLAN FOR COLLECTIVE BARGAINING UNIT EMPLOYEES
(Name of Plan)

Date: June 29, 2006	By:	/s/ James W. Tabak
James W. Tabak,
Sr. Vice President, Human Resources
Genesis HealthCare Corporation

Back to Contents

EXHIBIT INDEX

ITEM
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM